ROBERT A. FREEDMAN	July 30, 2012	EMAIL RFREEDMAN@FENWICK.COM DIRECT DIAL (650) 335-7292

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Tim Buchmiller, Reviewing Attorney Gabriel Eckstein, Staff Attorney Lynn Dicker, Reviewing Accountant Eric Atallah, Staff Accountant

Re:	Silver Spring Networks, Inc. Amendment No. 6 to Registration Statement on Form S-1 Filed June 14, 2012 File No. 333-175393

Ladies and Gentlemen:

On behalf of Silver Spring Networks, Inc. (the “Company”), we are concurrently transmitting herewith Amendment No. 7 (the “Amendment”) to the Registration Statement on Form S-1 (Registration No. 333-175393) originally filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on July 7, 2011, as amended to date (the “Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in your letter dated July 6, 2012. The numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comment is presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier, four copies of the Amendment in paper format, marked to show changes from the Registration Statement as initially filed.

In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain disclosures for the six months ended June 30, 2012 and include certain other disclosures.

Prospectus Summary

1. We continue to note that the last paragraph of the “Overview” section of your prospectus summary continues to include three year revenue growth and first quarter over first quarter revenue growth data. Please balance this disclosure with your expectation that your revenues during the remaining three quarters in 2012 will be lower than the corresponding quarters in 2011.

United States Securities and Exchange Commission

July 30, 2012

The Company respectfully advises the Staff that its total revenue for the six months ended June 30, 2012 was $107.0 million, a decrease when compared to the Company’s total revenue for the six months ended June 30, 2011 of $115.5 million. The Company has updated the last paragraph of the “Overview” section of the prospectus summary to disclose the decrease in total revenue between the six months ended June 30, 2011 and 2012. The Company believes that this updated disclosure, representing a decrease in total revenue for the six months ended June 30, 2012 compared to the corresponding period in 2011, sufficiently balances the sequential revenue growth for the years ended December 31, 2009, 2010 and 2011, as it discloses that the Company’s revenue is no longer increasing sequentially. Therefore, the Company believes that the disclosure in the Amendment is consistent with its expectation that its revenue during the remaining quarters in 2012 could fall lower than the corresponding quarters in 2011.

Management’s Discussion and Analysis

Three Months Ended March 31, 2012 and 2011, page 60; and Years Ended December 31, 2011, 2010 and 2009, page 64

2. We note the variances in your operating and net losses for the periods presented. Under separate captions, please expand your disclosure to clearly explain to investors the reasons for the variances in your operating and net losses for the periods presented. Also disclose any known material trends affecting your operating and net losses for the periods presented. Refer to Item 303(b) of Regulation S-K.

In response to the Staff’s comment, the Company has added separate captions in “Management’s Discussion and Analysis—Six Months Ended June 30, 2012 and 2011” and “Management’s Discussion and Analysis—Years Ended December 31, 2011, 2010 and 2009” to disclose variances in the Company’s operating and net losses for the periods presented, including any material trends affecting the Company’s operating and net losses.

* * * * * * *

United States Securities and Exchange Commission

July 30, 2012

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292 or, in his absence, Michael A. Brown, Esq. at (415) 875-2432.

Sincerely,

FENWICK & WEST LLP

/s/ Robert A. Freedman
Robert A. Freedman

Enclosure

cc:	Scott A. Lang, Chief Executive Officer
Michael A. Dillon, Esq., General Counsel
David B. Leeb, Esq., Associate General Counsel
Silver Spring Networks, Inc.

Michael A. Brown, Esq.

Fenwick & West LLP

Guy Wanger

Ernst & Young LLP

Sarah K. Solum, Esq.

Davis Polk & Wardwell LLP